

Mail Stop 3030

February 22, 2010

VIA U.S. MAIL

Mr. John A. Ingleman
Chief Financial Officer
Hutchinson Technology Incorporated
40 West Highland Park Drive Northeast
Hutchinson, Minnesota 55350

> **Re: Hutchinson Technology Incorporated**
> **Form 10-K for the Fiscal Year Ended September 27, 2009**
> **Filed December 8, 2009**
> **File No. 000-14709**

Dear Mr. Ingleman:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jeff Jaramillo
Accounting Branch Chief